Exhibit 99.1

Textainer Announces Early Repayment of Debt

HAMILTON, Bermuda--(BUSINESS WIRE)—April 18, 2017-- Textainer Group Holdings Limited (NYSE:TGH) (“Textainer” or the “Company”), one of the world’s largest lessors of intermodal containers, today announced that Textainer Marine Containers III Limited, which is an indirect wholly-owned subsidiary of the Company, will be prepaying at par plus accrued interest (i) the Textainer Marine Containers III Limited Series 2013-1 Notes, and the (ii) Textainer Marine Containers III Limited Series 2014-1 Notes, with a total aggregate principal balance of more than $424 million on April 20, 2017.  The Company intends to fund the repayment of these notes with proceeds from a new debt facility arranged by several financial institutions.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with a total of 2.0 million containers representing 3.1 million TEU in our owned and managed fleet. We lease containers to approximately 320 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, dry freight specials, and refrigerated intermodal containers. We also lease tank containers through our relationship with Trifleet Leasing and are the primary supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our lease fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of more than 120,000 containers per year for the last five years to more than 1,400 customers making us the largest seller of used containers. Textainer operates via a network of 14 offices and approximately 500 depots worldwide.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding Textainer’s intention to fund the repayment of the notes with proceeds from a new debt facility. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic conditions; lease rates may decrease and lessees may default, which could decrease revenue and increase storage, repositioning, collection and recovery expenses; the demand for leased containers depends on many political and economic factors and is tied to international trade and if demand decreases due to increased barriers to trade or political or economic factors, or for other reasons, it reduces demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we increase our capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry which tends to depress returns; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 27, 2017.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited
Hilliard C. Terry, III, +1 415-658-8214

Executive Vice President and Chief Financial Officer

ir@textainer.com